UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Vibravision, LLC

Legal status of issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Utah

Date of organization:
26 October 2016

Physical address of issuer:
1710 Wall Ave
Ogden, UT 84404

Website of issuer:
https://VibravisionUSA.com/

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to five percent (5%) of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Membership Units

Target number of securities to be offered:
12,500

Price (or method for determining price):
$2

Target offering amount:
$25,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$107,000

Deadline to reach the target offering amount:
31 Dec 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	17,490	24,955
Cash & Cash Equivalents	17,490	24,955
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	58,142	48,597
Cost of Goods Sold:	0	0
Taxes Paid:	231	214
Net Income:	(12,238)	(2,802)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the wellness industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the wellness industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the wellness industry;
- growth of, and risks inherent in, the wellness industry in Utah;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our training courses;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Vibravision, LLC shall include any joint venture in which Vibravision, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Vibravision, LLC

"Company " means Vibravision, LLC

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Units.

"Issuer" means Vibravision, LLC

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Membership Unit Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Units.

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Units in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Units.

"SEC" means the United States Securities and Exchange Commission.

"Units" means the Membership Units of Vibravision, LLC

"Subscriber" means any person who subscribes the Units.

THE COMPANY

1. Name of issuer:

Vibravision, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Nathan Zeleznick **Dates of Board Service: October 2016**

Principal Occupation:
Chairman/Chief Executive Officer of Vibravision, LLC

Employer:
Vibravision, LLC
Vibravision is a specific training method that allows people to create an internal visual image using input from non-visual senses. With Vibravision "Mindsight", people can 'see' without using their eyes.

October 2016 to Present
Chairman/Chief Executive Officer

Business Experience:
Vibravision, LLC - 2016 to Present
MP USA, Inc - 2000 to Present

In 1998, Nathan Zeleznick contacted Yayasan Saring Hadipoernomo in order to co-sponsor the first-ever public demonstration of Merpati Putih (MP) and Vibravision in America.

After public demonstrations at The Utah Schools for the Deaf and Blind, Weber State University and the Indonesian Embassy in Washington D.C. Mr. Zeleznick and his brother were given permission by the 11th Generation Heirs of the Merpati Putih lineage to train in the MP Energy Arts including Vibravision, with training provided by Dr. Heru Hendarto M.D., MSSLP, a former trainer to the Indonesian Commando Paratroopers who just happened to live nearby in Salt Lake City.

After an accelerated and brutal training regimen, Mr. Zeleznick and his brother were tested, inaugurate, and certified as the very first American MP trainers in the US. They founded MP USA in 2000 and begin spreading the art of MP and Vibravision to the people in America who need it.

In 2016, Mr. Zeleznick and his brother, Micah Zeleznick, founded Vibravision, LLC to further spread Vibravision to people in need.

Name: Micah Zeleznick **Dates of Board Service: October 2016**

Principal Occupation:
President of Vibravision, LLC

Employer:
Vibravision, LLC
Vibravision is a specific training method that allows people to create an internal visual image using input from non-visual senses. With Vibravision "Mindsight", people can 'see' without using their eyes.

October 2016 to Present
President

Business Experience:
Vibravision, LLC - 2016 to Present
MP USA, Inc - 2000 to Present

In 1998, Micah Zeleznick and his brother were given permission by the 11th Generation Heirs of the Merpati Putih lineage to train in the MP Energy Arts including Vibravision, with training provided by Dr. Heru Hendarto M.D., MSSLP, a former trainer to the Indonesian Commando Paratroopers who just happened to live nearby in Salt Lake City.

Together with his brother, Nathan Zeleznick, Mr. Zeleznick went through accelerated and brutal training regimen, Mr. Zeleznick and his brother were tested, inaugurate, and certified as the very first American MP trainers in the US. They founded MP USA in 2000 and begin spreading the art of MP and Vibravision to the people in America who need it.

In 2016, Mr. Zeleznick and his brother founded Vibravision, LLC to further spread Vibravision to people in need.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Nathan Zeleznick

Principal Occupation:
Chairman/Chief Executive Officer of Vibravision, LLC

Employer:
Vibravision, LLC
Vibravision is a specific training method that allows people to create an internal visual image using input from non-visual senses. With Vibravision "Mindsight", people can 'see' without using their eyes.

October 2016 to Present
Chairman/Chief Executive Officer

Business Experience:
Vibravision, LLC - 2016 to Present
MP USA, Inc - 2000 to Present

In 1998, Nathan Zeleznick contacted Yayasan Saring Hadipoernomo in order to co-sponsor the first-ever public demonstration of Merpati Putih (MP) and Vibravision in America.

After public demonstrations at The Utah Schools for the Deaf and Blind, Weber State University and the Indonesian Embassy in Washington D.C. Mr. Zeleznick and his brother were given permission by the 11th Generation Heirs of the Merpati Putih lineage to train in the MP Energy Arts including Vibravision, with training provided by Dr. Heru Hendarto M.D., MSSLP, a former trainer to the Indonesian Commando Paratroopers who just happened to live nearby in Salt Lake City.

After an accelerated and brutal training regimen, Mr. Zeleznick and his brother were tested, inaugurate, and certified as the very first American MP trainers in the US. They founded MP USA in 2000 and begin spreading the art of MP and Vibravision to the people in America who need it.

In 2016, Mr. Zeleznick and his brother, Micah Zeleznick, founded Vibravision, LLC to further spread Vibravision to people in need.

Name: Micah Zeleznick

Principal Occupation:
President of Vibravision, LLC

Employer:
Vibravision, LLC
Vibravision is a specific training method that allows people to create an internal visual image using input from non-visual senses. With Vibravision "Mindsight", people can 'see' without using their eyes.

October 2016 to Present
President

Business Experience:
Vibravision, LLC - 2016 to Present
MP USA, Inc - 2000 to Present

In 1998, Micah Zeleznick and his brother were given permission by the 11th Generation Heirs of the Merpati Putih lineage to train in the MP Energy Arts including Vibravision, with training provided by Dr. Heru Hendarto M.D., MSSLP, a former trainer to the Indonesian Commando Paratroopers who just happened to live nearby in Salt Lake City.

Together with his brother, Nathan Zeleznick, Mr. Zeleznick went through accelerated and brutal training regimen, Mr. Zeleznick and his brother were tested, inaugurate, and certified as the very first American MP trainers in the US. They founded MP USA in 2000 and begin spreading the art of MP and Vibravision to the people in America who need it.

In 2016, Mr. Zeleznick and his brother founded Vibravision, LLC to further spread Vibravision to people in need.

Name: Adam Brandley **Dates of Board Service: October 2016**

Principal Occupation:
Chief Financial Officer of Vibravision, LLC

Employer:
Vibravision, LLC
Vibravision is a specific training method that allows people to create an internal visual image using input from non-visual senses. With Vibravision "Mindsight", people can 'see' without using their eyes.

October 2016 to Present
Chief Financial Officer

Business Experience:
Vibravision, LLC - 2016 to Present
America's Real Deal - 2015 to Present
Independent Stock Market - 2015 to 2017

Adam Brandley, aka, America's Capital Coach, ran a successful international apparel and distribution company, partnered in an M&A firm, and a SEC/FINRA authorized broker/dealer firm in Sacramento, California, with offices in California, Washington, Utah, Idaho, Arizona, Nevada, Texas, and Oregon.

Mr. Brandley is the Founder and CEO of America's Real Deal and the Independent Stock Market. He serves as the CEO, Executive Producer of America's Real Deal TV Show.

In 2016, Mr. Brandley joined Vibravision and serves as the CFO. Mr. Brandley's responsibility is to assist Nathan and Micah Zeleznick on the day-to-day operation of the company.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Nathan Samuel Zeleznick	1,400,000 Membership Units	40%
Micah Daniel Zeleznick	1,400,000 Membership Units	40%
Adam Kent Brandley	700,000 Membership Units	20%

** The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use the proceeds of this offering is described as follows:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$25,000**	**$107,000**
Less: Offering expenses		
Portal fee	$1,250.00	$5,350.00
Other offering expenses	$1,250	$3,570
Net Proceeds	**$22,500**	**$98,080**
Wages for Corporate Officers and employees	$9,000	$40,000
Utilities, property taxes and business related costs*	$8,000	$15,000
Expansion fees	$0	$10,000
Marketing costs associated to expansion	$3,000	$15,000
Franchise and associated legal fees	$1,000	$10,000
Safety-net money for unexpected emergencies and costs	$1,500	$8,080

**i.e. Business License, Unemployment Insurance, Worker's Compensation, Liability Insurance, Better*
Business Bureau, Federal and State Taxes, advertising, etc.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of units the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Membership Unit Subscription Agreement by signing it electronically.

2. Once the Membership Unit Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL:
https://www.mrcrowd.com/u/desktop/qPortfolio

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

a. when the minimum funding target is met prior to the Original Deadline and;

b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

c. the Issuer chooses to end the offering earlier than the Original Deadline and;

d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.
8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$25,000
Maximum Target	$107,000
Pre-money Valuation	$7,000,000
Equity Offered	0.36% - 1.51%
Securities Type	Membership Units
Regulation	Regulation CF
Closing Date	31 Dec 2020

Unit Price $2.00

Units Offered
12,500 - 53,500

Units Issued After Offering
3,512,500 - 3,553,500

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Units	10,000,000	3,500,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the owners of the Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer. The Purchasers (the "Investors") of the securities offered, as holders of Membership Units with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Membership Units

The offering price of our Membership Units has been arbitrarily determined by our Board of Directors without independent valuation of the Company after the consideration of the followings:

- the uniqueness and speciality of Merpati Putih, the core skill mastered and taught by Vibravision
- the experience of the officers and directors
- our nature and capital structure
- the market conditions for the sale of equity securities in similar companies, especially companies of similar business model offering securities via Reg CF and Reg D.

The valuation of our Membership Units is also based on estimates of the price that purchasers of speculative securities, such as our Membership Units, will be willing to pay.

We have concluded that the pre-money valuation of our Company is $7.0 million. This conclusion is solely based upon our arbitrary determination. This valuation is equivalent to a per membership unit price of $2, based on 3,500,000 shares issued and outstanding as of August 1 2018.

The offering price of our Membership Units bears no relationship to our assets, earnings or book value, or any other objective standard of value and thus the Membership Units may have a value significantly less than the offering price and the Membership Units may never obtain a value equal to or greater than the offering price.

Methods for how the securities may be valued by the issuer in the future:

We may apply the following valuation methods for the future valuation of our securities to be issued:

1. Recent comparable financings of companies similar and comparable to us.
2. Potential value at exit, the value can be based either on recent M&A transactions in the sector
3. Discounted cash flow method ("DCF")
4. Price/Book Value, Price/Earnings Ratio of companies similar and comparable to us.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of value the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative to the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
None.

25. What other exempt offerings has the issuer conducted within the past three years?
None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

During the fiscal year 2018, there was $25,000 of rental expense. This was paid to a related party, MP USA, Inc, which is co-owned by Nate Zeleznick and Mike Zeleznick. Nate Zeleznick and Mike Zeleznick are also the CEO and Vice President of MP USA, Inc respectively. As mentioned in Question 6 of this Form C, Nate Zeleznick and Mike Zeleznick each own 40% of Vibravision, LLC and therefore the above transaction is disclosed here as required by Regulation Crowdfunding § 227.201 (r).

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Vibravision, LLC started operating since October 2016 but only minimal activities occurred before January 2017.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.

Vibravision, LLC provides training courses to individuals including energy building exercises, meditations, and breathing techniques. The Company has relatively few accounts and uses a related party, Angie Anderson, as the bookkeeper.

Revenue

Total revenue in 2019 was $58,142, increased $9,545 or 19.64% from $48,597 in 2018. Our growth in sales was driven by the increase in customers purchasing Vibravision training courses due to our increased marketing effort and consumer's awareness about Merpati Putih Meditation was also key growth drivers.

Revenue is recognized on the accrual basis but there are no outstanding payments at the end of either period under review. Invoicing, payments, and services provided happen within the same reporting period.

Cost of Revenue and Operating Expenses

Cost of revenue

Cost of revenue in both 2019 and 2018 was $0.

Operating Expenses

Operating Expenses include advertising and promotion, dues and subscriptions, travel/lodging expenses, payroll and rental expenses.

Our total operating expenses in 2019 was $85,380, increased $33,981 or 66.11% compared to $51,399 in 2018. The increase was primarily due to a significant increase in Payroll Expense, Research & Development Expense, Professional Fees, while other operating expenses remained flat in 2019.

Net Income/Loss

Net loss for the 12 months ended December 31, 2019 was $12,238.
Net loss for the 12 months ended December 31, 2018 was $2,802.

The increase in net loss was primarily due to our increase in our sales but also largely offset by the increase in our operation cost mentioned above.

Cash flows

In 2019, cash flow used in operating activities was $7,465 in operating activities, versus $2,802 in 2018. The cash flow provided by investing activities was $0 in 2019, which was the same as that of 2018. The cash flow provided by financing activities was $0 in 2019 and 2018.

For purposes of the statement of cash flows, the Company considers cash in bank accounts and cash on hand as cash and cash equivalents.

Investors should be aware that our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks and petty cash. Cash and cash equivalents totaled $17,490 as of December 31, 2019 and $24,955 as of December 31, 2018. Despite a decrease in our cash level, we believe it would not affect the sustainability of our business as well as the execution of our business plan.

The Company does not have an accounts receivable balance as of December 31, 2019. As mentioned under Revenue Recognition, invoicing and payments happen within the same reporting period.

Related Party Transactions
During the fiscal year 2018, there was $25,000 of rent expense. This was paid to a related party, MP USA. One of the owners of the Company is also an owner of MP USA.

The Company is seeking a minimum of $25,000 in this offering. The proceed of this offering will improve our financial condition and liquidity, and will allow us to expand our business in the coming 1-2 years, though we believe the proceed of this offering does not affect the viability of our business as we believe the cash generated from operations is sufficient to finance our ongoing operations, as we did in the past. But investors should be aware that our past records are not representative of the future.

We will primarily fund our operations and capital expenditure requirements from operating cash flows. We also expect to fund our operations from the proceeds of this offering and any credit facilities available to us in the future.

According to the market situation, we may raise additional funds through public or private equity offerings or debt financings.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and ReviewReport.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No.

(ii) involving the making of any false filing with the Commission?
No.

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No.

(ii) involving the making of any false filing with the Commission?
No.

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
a. **any other material information presented to investors; and**
b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://VibravisionUSA.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Nathan S Zeleznick

____
[Signature Code: AGLOi4hPhaqSxW1wwh73CgofLkF3vH98mBB2ciHYwi03robjI5-3jpD3zfCgz4jFAx3KoGUj2Hu5yz-1Vl8yG0IBxKHEbIIUT0Ogwjvpgs_dmNj9zzuiPA]

Nathan Samuel Zeleznick
Chairman/Chief Executive Officer
Vibravision, LLC
Date: 24 Apr 2020

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

VIBRAVISION, LLC

Nathan and Mike Zeleznick
P.O. Box 328
Huntsville, UT 84317

(801) 668-7058 Nathan Zeleznick
(801) 391-1638 Mike Zeleznick

info@mp-usa.org
https://vibravision.org
https://vibravisionusa.com
http://mp-usa.org

EXECUTIVE SUMMARY

1.1 Vision Statement

Improving the quality of life for blind people who are living in a world of darkness and allowing everyone to experience the world in a more expansive and fulfilling way.

1.2 Mission Statement

Our company's goal is to provide our clients with an enjoyable, honest, and safe environment to learn new skills that will improve their quality of life. Our clients are our number one priority, and we will provide them with a high-quality learning experience by creating opportunities for each individual to reach their ultimate potential and extra-sensory ability. By teaching others to reach their full potential of expanded consciousness, using the proprietary Vibravision® method in a scientifically reproducible way, we create a world of limitless possibilities.

We also believe it is important to take care of the backbone of our business; our employees. We value the time, skills and opinions of our staff. We will provide jobs which not only provide sustenance for our workers and their families but also allow them the space to make a difference in the world around them. We aim to provide job satisfaction and fair compensation to our employees as well as a fair return to our owners and investors. We strive to create a work environment that is enjoyable and profitable for all.

1.3 Statement Of Purpose

The name of this business is Vibravision LLC. It is a business, initiated in August 2016, as a Limited Liability Company. The company is engaged in the teaching of the proprietary method of Orientation and Mobility training for the visually impaired, called "Vibravision®". The purpose of this business plan is to request financing for operating expenses related to wages, expansion opportunities and franchising, marketing, curriculum development, Vibravision® research and development and training for sighted and blind persons, and sighted people who would like to train others in Vibravision® methods.

The financing will be used for:

- Wages for Corporate Officers and employees
- Utilities, property taxes and business related costs (i.e. Business License, Unemployment Insurance, Worker's Compensation, Liability Insurance, Better Business Bureau, Federal and State Taxes, advertising, etc.)
- Safety-net money for unexpected emergencies and costs
- Franchise and associated legal fees
- Expansion fees and associated marketing costs

BUSINESS DESCRIPTION

Vibravision, LLC is a health and fitness business specializing in blindness rehabilitation, using a proprietary method of exercise, meditation and consciousness development. The business began in Ogden, Utah in 2016, and as of this business plan's writing has had Vibravision® evaluated and endorsed by two (2) Optometrists, one Naturopathic Medical Doctor, one State Senator, two (2) former Johns Hopkins University Ophthalmic researchers, a sitting judge, five (5) blind clients from Arizona, and hundreds of witnesses and class participants. At this time, the business wishes to purchase land, erect a new facility, add new programs, expand the training of blind persons and further develop the positive impact on the blind community through the training of instructors who can deliver this to the method to the blind community nationwide.

Although meditation, martial arts and fitness instruction is very prevalent in America, the Merpati Putih (MP) methods of martial arts, meditation, internal energy work, breath training and rehabilitation are unique to the MP USA, Inc. school in Ogden, Utah and found nowhere else in the Western Hemisphere. Merpati Putih has five (5) main aspects of training: Martial Arts forms, Combat, Inner Power, Energy Healing, and Vibravision®. MP USA, Inc. is the chief American representative for all aspects of the Merpati Putih system, based in Jakarta, Indonesia, and has been charged with the expansion throughout all North and South American countries. Vibravision LLC, in partnership with MP USA, Inc. is focused solely on the Vibravision® aspect, in order to bring a new form of non-visual skill to those with limited or no sight.

2.1 History

In 1999, Nathan and Mike Zeleznick became aware of the Merpati Putih system's ability to help the visually impaired to sense their surroundings via skin sensation and internal imagery. At that time, more than 1,000 blind Indonesians had been trained, as well as being used by Indonesia's elite commando paratroopers, called Kopassus, for Military and Search & Rescue operations. After hosting the first public demonstrations of Vibravision® in America, at Weber State University and The Utah Schools for the Deaf and Blind in August 1999, they were given permission to begin their training under Dr. Heru Hendarto, M.D., MS-SSLP, a former Indonesian special forces trainer who was attending the University of Utah. This was the first time in history that Caucasians had been formally authorized to learn the 450+ year-old Merpati Putih system of the Royal Family of Central, Java. In September 2000, they sponsored another visit from the two 11th generation heirs of the Merpati Putih system who personally tested Nathan and Mike Zeleznick and inaugurated MP USA as a legitimate teaching school of this system and as its chief representative for North and South America. MP USA was limited at that time to teaching only adults age 15 or older, and only in the Martial Arts, Inner Power and Meditation disciplines.

During their visit to Indonesia in February 2007 for testing and training, instruction in Vibravision® was given, and permission was granted to begin training sighted persons in Vibravision® in America through pilot projects. Due to a lack of working knowledge

and diversity of Vibravision® techniques, the hoped-for progress was not made until 2014.

In January 2013, Mike Zeleznick traveled to Jakarta, Indonesia for a six month training sabbatical, living and training with the 11th and 12th-generation Royal Heirs of the Merpati Putih system. For six months he traveled all over Indonesia training with not only the MP Heirs, but also the best Vibravision® trainers for the blind, as well as numerous Special Forces members who specialize in the Vibravision® skill.

Upon his return to Utah, Mike combined the methods and teachings he learned in Indonesia and created the Vibravision® curriculum. He spent one (1) year developing an effective process for teaching Vibravision® methods. Throughout the pilot program, Mike re-evaluated and modified the curriculum to improve learning and information retention rates. This curriculum can be duplicated at future locations. The curriculum that Mike created has produced a higher success rate among clients than any other Vibravision® trainer in the world.

2.2 Company Ownership

Vibravision® is currently organized as a Limited Liability Company, in the State of Utah with Nathan and Micah Zeleznick each having 40 % ownership, Adam Brandley having 20 % ownership, and we plan to issue up to 12.5% new shares to investors and executive team.

2.3 Company Locations and Facilities

Vibravision LLC is currently located at 1710 Wall Avenue in Ogden, Utah. Vibravision LLC is operating in an 8,000 ft^2 facility, with approximately 50,000 ft^2 of parking. Vibravision LLC is planning to use facilities that will be purchased and constructed by The Vibravision Foundation. The proposed building for this site will measure approximately 15,000 ft^2. The parking lot will measure approximately 70,000 ft^2 and will be striped to allow easy access for the vans used by disabled clients, while providing adequate parking for more than 200 personal vehicles.

The outer walls will have a stucco, stone or precast concrete facade applied to the building exterior, as per regulations governing zoning. The building will have a flat roof with a large pyramid on top and columns at each corner of the building. The roof and pyramid interior will be constructed so as to serve as additional training areas above and beyond the ground level training floor and offices. There will be a lighted sign near the road so as to make the building highly visible for drive-by traffic. Tall-growing hedges/bamboo will be planted the length of the property on two sides, and short hedges planted the length of the remaining two sides to create as serene, natural and private a setting as possible for clients. A professional lawn care company will be hired to maintain the hedges, grass and plants. The entire property will be surrounded using decorative iron fencing for aesthetics as well as security.

Based on building dimensions, occupancy is anticipated to be 400, with seven (7) doors throughout the building in the event of fire, earthquake, flood, etc. The main training area will be 80' x 80' (6,400 ft^2), with an additional training room measuring 20' x 32' (640 ft^2) for private lessons and overflow from the main training floor. All training floor surfaces will be covered in 40" x 40" x 2" thick martial arts mats designed specifically for martial arts schools for comfort and safety in training. The lobby, office, restrooms, snack area, workshop, trainer's room, hallways, storage rooms and locker rooms will occupy 2,960 ft^2 and flooring will be either stained concrete or bamboo laminate flooring for durability, ease of cleaning and professionalism.

2.4 Products and Services

Vibravision LLC has a professional teaching staff. Our teachers provide the knowledge and expertise in learning the Vibravision® methods. Each teacher has specific qualifications and training that enables them to provide each client with individual assessment and guidance.

Vibravision LLC will offer the following services:

- Weekly group classes, two classes per week
- 6-day Immersion Events in Utah - Instruction for sighted, blind and low-vision persons
- 30-day Immersion Events in Utah - Instruction for blind and low-vision persons
- Six (6) to eighteen (18) month live-in training - Instruction for blind and low-vision persons
- 6-day Immersion Events for blind and low-vision persons in their location/State
- Trainership opportunities for sighted, blind and low-vision persons
- Franchise opportunities for qualified persons or entities

MARKET ANALYSIS

Interest in meditation, energy work and martial arts disciplines is at an all time high nationwide, with Utah being no exception. The population of Weber County is 251,700 with a growth rate of 1.80% (United Census Bureau, 2017). As of 2016, there are 54,000 vision impaired persons in the State of Utah, and these numbers are steadily climbing. Our location is within a short distance of the Ogden Intermodal Transit Center, creating ease of access for clients to reach Vibravision LLC facilities. The key to success will be attracting both sighted and vision impaired people to learning the Vibravision® skills.

The Vibravision® training for sighted clients started first as a pilot project in November 2014, and continued over a period of two years and five months to prove its efficacy medically and scientifically. Since this initial program, Vibravision® has been proven and documented. Through the VibraVision Foundation, further grant funds will be sought from various sources to expand this invaluable service not only in Utah but nationwide so that blind persons may receive this training at little or no cost to them.

3.1 Market Segmentation

Vibravision LLC will focus on two client groups:

Middle Income - Their demographic characteristics are as follows:

- Ages: 10 and up
- Family Income: $50,000 - $75,000
- Health/Lifestyle Issues: Individuals that are interested in improving their sensory abilities; open-minded individuals that enjoy meditation
- Goals/Motivations: Stress reduction, expanding consciousness, staying healthy, increased concentration
- Social Pattern: Will be more likely to attend training sessions in a group atmosphere; willingness to practice/train on their own time
- People/Influences: Friends and family, entertainment industry (magazines, celebrities)

Upper Income - Their demographic characteristics are as follows:

- Ages: 10 and up
- Family Income: $75,000 +
- Health/Lifestyle Issues: Individuals that are interested in improving their sensory abilities; open-minded individuals that enjoy meditation
- Goals/Motivations: Stress reduction, expanding consciousness, feel better about self and abilities, quiet reflection time
- Social Pattern: Will be more likely to attend training sessions in a group atmosphere; willingness to practice/train on their own time
- People/Influences: Co-workers and mentors, friends and family

3.2 COMPETIVE STRENGTHS AND WEAKNESSES

Strengths

- Vibravision LLC is formed on the backbone of MP USA Inc., a business that has been in operation for 19 years, with access to a large database of past and present clients.
- Vibravision LLC has proven the Vibravision® skills to medical and optical professionals, political figures, celebrities, blind persons and the public
- Vibravision LLC is actively training sighted and blind persons and continues to recruit new clients to the program.
- Vibravision LLC is located close to two airports: Salt Lake International Airport and Ogden-Hinckley Airport, as well as a commuter rail station: Ogden Intermodal Transit Center
- Through Mike Zeleznick, Vibravision LLC has received training and information from the most knowledgeable instructors in the world.
- Instructors for Vibravision LLC have more than 30 years combined Vibravision® training and instructing experience.

Weaknesses

- Vibravision® is an unfamiliar method in America
- Vibravision® has yet to be fully quantified by Western medicine and science
- Training methods are intensive and require a significant degree of time, commitment and dedication to become proficient in these skills
- Prerequisite training courses are required prior to beginning training in the Vibravision® methods
- All clients must sign a Trade Secret/Non-Disclosure Agreement before learning this method
- Vibravision LLC has yet to franchise or expand into other markets

SALES AND MARKETING STRATEGY

The various Vibravision LLC programs will be marketed so as to target their intended audiences as effectively as possible. The programs will be marketed as "Vibravision®". The trademark for the Vibravision® name is held by Vibravision LLC within the U.S. Patent and Trademark Office (USPTO) (Appendix G).

Several marketing strategies will be utilized:

- Ads, online blogs, and write-ups in local community newspapers.
- Brochure racks and yard signs, to be placed with permission in or near local businesses.
- Referral business from satisfied Vibravision® clients, which has been our most profitable method of marketing thus far, as it is with most martial arts and meditation programs.
- Vibravision® demonstrations held at schools, malls, fairs, etc. to promote classes to the public.
- Brochure racks and window ad placement in area businesses promoting Vibravision® programs.
- A website has been created and submitted to all major search engines by Posting Freedom, making it easy for persons with internet access to locate the Vibravision® program. Furthermore, the level of SEO will be upgraded upon project funding to further increase Vibravision® website traffic substantially. The website contains videos, photos, testimonials, blog posts and details of all Vibravision® programs. The address of this website is https://vibravisionusa.com/. Enrollment will be accepted on-line through the PerfectMind software platform.
- Utilization of marketing materials provided by Martial Arts Wealth Mastery (MAW). This software is able to market effectively through mass emails, voice broadcasts, e-cards, direct mail and SMS messages to people who have provided their information at a Vibravision LLC event or have inquired for more information in person, over the phone, through email or via the Vibravision LLC website.
- Promotion of Vibravision® will continue to be done in medical and scientific circles. Training of the blind in America and Indonesia, as well as the study of Vibravision®, will be the main and most important promotions of Vibravision LLC.
- Active publicity opportunities through public speaking engagements, workshops and television appearances, as well as more celebrity endorsements, will be sought

All advertising materials will include information for Vibravision LLC; including website, email, phone numbers, and school address so that interested persons are able to contact Vibravision LLC as conveniently as possible.

4.1 Competitive Edge

The competitive advantage of Vibravision LLC is that it is the only school of its kind, and offers a non-visual skill to sighted and blind persons, not available anywhere else in

America. In addition, Vibravision LLC has created an environment that is relaxed, comfortable and enjoyable in programs that are focused on the clients' progress.

The validity and effectiveness of the Vibravision® discipline has been documented, and plans will be expanded to secure further grant funding for the continued expansion of this service within Utah and nationwide. As this is a very specialized program, advertising will be conducted through Orientation and Mobility centers, the American Foundation for the Blind (AFB) and the National Federation of the Blind (NFB), to best target the specific demographic for whom this program was developed.

OPERATIONS

Nathan and Mike Zeleznick are the highest ranked Americans in the Merpati Putih system, having been hand selected, trained and tested by the 11th generation heirs to the system personally in Yogkyakarta, Indonesia. They have been given exclusive rights to any and all activities pertaining to Merpati Putih within North and South America, and MP USA, Inc. is the registered Trademark holder for the Merpati Putih name and emblem within the United States. Said Trademark is registered with the U.S. Patent and Trademark Office (USPTO) [Appendix G].

Mike Zeleznick has been a life-long martial artist and instructor. He holds two 3rd degree black belts and one 2nd degree black belt in arts other than Merpati Putih and his equivalent ranking in Merpati Putih would be that of 7th degree black belt, though Merpati Putih does not have the same ranking structure as most other arts. As well, he has been the enrollment director and chief instructor for Merpati Putih USA for the past 18 years and has enrolled over 1,000 new clients in that time. His duties have included scheduling appointments, running introductory lessons and group presentations, telephone sales and follow-up with prospects and clients, client care, motivation and retention, development of curriculum, negotiation of leases and other property related issues, cleaning of the school, testing and awarding of clients and lastly is his role as Chief Instructor of the entire Merpati Putih system for the Western Hemisphere. As well, Mike has over 12 years experience in direct sales, telephone sales, marketing, client service and manual labor [Appendix F], all of which are necessary and have proved invaluable in the successful operation of the school.

Nathan Zeleznick has 3.5 years of formal education at Weber State University, majoring in Technical Sales. A bachelor's degree was not obtained due to alteration of the requirements of his classical music scholarship three quarters before graduation. After college Nathan began a career in direct sales, telephone sales and client service. Nathan had eight years of previous service in these areas before founding Merpati Putih USA in November 1999 [Apppendix F]. He currently holds a ranking in Merpati Putih equivalent to a 6th degree black belt, the second highest rank in the United States, second only to Mike. Over the past 18 years, Nathan has been in charge of management, accounting, tuition collection, client care, retail sales, marketing, graphic design, video production, website construction and maintenance, cleaning of the school, testing and awarding of clients, Vibravision® development and research and the handling of legal operations (e.g. entry of client documents, all legal matters, development of all client documentation, development of franchise agreement, collection, lease payments, etc.).

5.1 Management Plan

Mike will focus mainly on his role as Chief Instructor, National Expansion Director, retention manager as well as work in client care, promotions, enrollment and sponsorship and training of new members. Based on Mike's high degree of experience and outstanding track record a salary of $90,000 per year (50 hours per week @ $34.62 per hour) is reasonable, with bonuses offered based on company performance.

Nathan will retain direct control of all of these operations in a managerial capacity, focusing more intently on instruction and retention of clients, promotion of Vibravision® programs locally and nationally, development and promotion of further Vibravision® research, management and payroll of employees, securing of further funding, development and handling of all business, legal and government documents. Based on Nathan's high degree of experience and outstanding track record a salary of $90,000 per year (50 hours per week @ $34.62 per hour) is reasonable, with bonuses offered based on company performance.

5.2 Personnel Plan

Vibravision LLC plans to employ six (6) full time employees and ten (10) part time employees in the next five (5) years. Vibravision LLC plans to hire employees to fill the following positions once funding has been obtained, and a sufficient amount of growth has occurred:

- Enrollment Director - The Enrollment Director (ED) will attract clients to Vibravision LLC by directing admission strategies through determining, communicating, and enforcing human resource methods. He/She will be responsible for establishing enrollment processes through evaluating trends, analyzing critical measurements, and accumulating resources for Vibravision LLC. Working closely with management, the ED will develop financial strategies by estimating, forecasting, and anticipating requirements, trends and variances. He/She will initiate corrective actions to minimize the impact of variances. The ED will be the first point of contact for prospective clients. He/She will maintain communication with clients through multiple methods of contact: telephone, text, email, direct mail, etc. The ED will welcome new clients to the program and Vibravision LLC facilities, and will assist in staging/hosting events to attract prospective clients to the program(s). Proposed salary of $60,000 per year (40 hours per week @ $28.85).
- Office Administrator - The Office Administrator (OA) will undertake all administrative duties, ensuring the rest of the staff is operating smoothly. The tasks of the OA include bookkeeping, mentoring office staff, and assisting management in training and scheduling. The OA will coordinate office activities and operations to provide efficiency and compliance to company policies. He/She will supervise staff and delegate responsibilities. The OA will manage agendas and appointments for the management team. He/She will assist in creating and maintaining budgets, bookkeeping procedures, and maintaining records and databases. The OA will be responsible for maintaining stocks of supplies and placing orders as necessary. He/She will prepare monthly reports, and prepare presentations for investors, potential clients, and other duties as management sees fit. Proposed salary of $60,000 per year (40 hours per week @ $28.85).
- Front Office Staff - The front office staff duties will include answering phones, greeting guests and clients, handling company inquiries, and sorting and delivering mail. The office staff will help in scheduling meetings and making appointments. Office staff will be expected to keep front entry clean, issue guest passes/badges,

take and relay messages, schedule and update calendars, and send faxes and emails as requested. Proposed salary of $25,000 per year (40 hours per week @ 12.00).

- Teaching Staff - Teaching staff will be chosen clients that have proven sufficient knowledge and skills of Vibravision® methods. Teachers will clearly communicate with individuals and large groups of clients. Teachers will know and understand the history and values of Vibravision LLC. Teachers will assist management in planning classes and tailoring the training sessions to the skill level(s) of the client(s). Teachers may also administer exams to clients to advance to the next level of training within the Vibravision® system. Teachers will assist with administrative duties as assigned. Proposed salary for full-time teachers $41,600 per year (40 hours per week @ $20.00), and for part-time teachers $15,600 (20 hours per week @ $15.00).

5.3 Building Operations

Being 19 year veterans of running a smooth and efficient business, Nathan and Mike Zeleznick have developed a reproducible method for the current operations and feel this is an ideal time for expansion. Vibravision® clients and Instructors will arrive daily, Monday through Friday at 8:00am and Vibravision® training will take place from 8:30am until 2:00pm. Nathan and Mike Zeleznick will arrive daily at 1 p.m. and employees will generally arrive at 2:00 p.m. to prepare for the evening's classes. Before afternoon/evening classes can be held, the school must be mopped and cleaned thoroughly, the snacks and refreshments must be restocked, all of the previous day's absent clients (or their parents) must be called, clients with delinquent tuition must be called, surveillance equipment must be checked and refreshed and the outer entryway and sidewalks will be cleaned. After closing, all facilities will be inspected, and cleaned for the next morning's Vibravision® training, and all statistics and paperwork will be completed.

5.4 Teaching Operations

The Vibravision® program is directed towards sighted and visually impaired people to sense their surrounding environment via energetic skin sensation, visual imagery and intuition. For the vision impaired, this will provide a substantial improvement in their quality of life. This program has been successfully used in Indonesia and other countries since its inception in 1991. To date more than 3,000 people with visual disabilities in Indonesia have been trained in this method, and Vibravision LLC plans to extend this training across the U.S.

Vibravision® training will be held from 8:30am until 2:00pm daily, Monday through Friday. This schedule will allow the visually impaired clients as few distractions as possible from class members arriving for later classes.

5.5 Tuition Collection and Billing: General

Tuitions are currently collected and processed personally by Nathan Zeleznick using the PerfectMind software platform, although these processes will be assumed by the Office Administrator. Monthly tuitions for all Vibravision LLC programs are collected, either electronically through Automated Clearing House (ACH) using the client's checking or savings account or using all major credit/debit cards, on an agreed-upon date. Delinquent tuitions are re-processed through PerfectMind or collected in-house by cash, check, money order or cashier's check. On the 1st, 10th and 20th of each month the payment gateway is checked for payment success, returned checks, closed accounts, etc.

Utah Billing and Recovery Services, located in Ogden, Utah is used for severely delinquent tuition collection. As they require a 30-40% commission on any tuitions collected, Vibravision LLC does everything possible to avoid referring clients to them, but in some cases it may be necessary and Vibravision LLC is prepared for this occasion.

5.6 Tuition Collection and Billing: Pricing

Current pricing schedules for all classes and testing fees are available upon request, as well as information about contracts, policies, sales scripts and calendars. Once the Vibravision® program receives greater recognition and an influx of interest, revised tuition rates will be determined.

The tuition and billing procedures for the Vibravision® programs will all follow the same general format. These are each term membership programs with terms ranging from 1 to 3 years in length. Tuition is discounted for longer memberships and monies are collected on an agreed-upon date and time that is most convenient for Vibravision LLC and its clients. The preferred days are the 5th or 20th of each month, though this can be altered if a client specifically requests it. The ACH processing takes approximately seven business days before monies are deposited in Vibravision LLC's bank account. Credit Card transactions are deposited the following business day. Cash and check payments are received immediately and are deposited weekly on Friday afternoons.

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We rely on continuing efforts of Nathan Zeleznick and Micah Zeleznick, the Founders of Vibravision, LLC

The business relies mainly on the efforts of Nathan Zeleznick and Micah Zeleznick to create training curriculums, teaching courses, and oversee the operations of the company. They are also one of the very few certified trainers in the US. If something happened to them the business may not be able to continue.

We have a limited operating history

The Vibravision curriculum in the US was created in 2014 but only available to the public in mid-2016. We have a limited operating history upon which you can evaluate our performance. Our business plan is still in development and we likely do not recognize all of the challenges that may emerge and affect our proposed business. Accordingly, potential investors must consider the risks, expenses, delays, problems, and difficulties we may face as an early-stage company with little operating history in a new and rapidly evolving market. These risks include:

A. technical uncertainties in spreading awareness of Vibravision;
B. uncertainties about the anticipated market for martial art students;
C. our inability to obtain and integrate technical and managerial resources;
D. our inability to develop and maintain strategic relationships; and
E. our dependence upon key personnel in addition to Nathan and Micah.

We may not be able to maintain and increase the amount of students of training courses

We cannot guarantee that we will be able to maintain the number of students attending our training courses. This would affect sales and our ability to achieve our targeted growth and profitability for our business, which include the offering of Vibravision training, martial arts practices, and wellness coaching to individuals.

Vibravision techniques are not yet scientifically proven in the US

We cannot guarantee that our techniques will ever be proven scientifically in the US. This would affect sales and our ability to achieve our targeted growth and profitability for our business, which include the offering of Vibravision training, Merpati Putih practices, and wellness coaching to individuals. We may face challenges from the public that could interfere with our operation and may affect our brand. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to teach these techniques in the future or be forced to pay damages, or other fees, any of which could negatively affect our sales, profitability and prospects.

We are subject to negative publicity

Our Company, management, or training team could be subject to negative publicity, which may materially and adversely affect our brand, reputation and business.

New training curriculums that we develop may compete with our current curriculums
To further grow our business, we may need to develop new business training curriculums to meet new demands and respond to changes in business environment, market needs, and trends. While some of these curriculums that we develop may compete our existing curriculums and services without increasing our total enrollments. If this happen, our profitability and business could be adversely affected.

Our historical financial and operating results are not indicative of future performance.
Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.
We may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, technologies, or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our success depends on the continuing efforts of our senior trainers and other key personnel and our business may be harmed if we lose their services.
Our success depends upon the continuing services of our management team, including our Founders Nathan and Micah Zeleznick. In addition, we must continue to attract, retain, and train a sufficient number of qualified personnel.

Our business depends on our brand and reputation
Our business depends on our brand and reputation as a provider of business coaching services. If we are not able to maintain the brand strength and reputation, our brand value, business and operating results could be materially and adversely affected. We believe that our brand "**Vibravision**" is instrumental to the success of our business. If the value of our brand or image and reputation is diminished, we may fail to continue to attract potential customers and our business, financial condition, and results of operations could be materially and adversely affected.

If we are not able to continue to attract customers to enroll in our training courses at commercially viable fee levels, our revenue may decline and we may not be able to maintain our profitability.
The success of our business depends primarily on the number of course enrollments in our training courses and the amount of course fees that our customers are willing to pay. Therefore, our ability to continue to maintain and attract customers to enrol in our courses at commercially viable fee levels is critical to the continual success and growth of our business.

Advertising and increased marketing effort may not lead to higher course enrollments or increase in our revenue
To increase public awareness of our business and enhance our brand, one of our business strategies is to advertise and run marketing campaigns on social media and Youtube. Nonetheless, despite our efforts and substantial costs incurred in these marketing effort and advertisements, it may not necessarily lead to higher enrolments of our training program or increase in our revenue.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility. However, the sale of additional equity securities could result in dilution of the shareholding of our existing shareholders, while the incurrence of indebtedness will result in increased debt service obligations and could result in operating and financing covenants that may restrict our expansion plans and operations or our ability to pay dividends. If we fail to service the debt obligations or become unable to comply with any debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

Our ability to obtain additional capital on acceptable terms is subject to a variety of factors and uncertainties, some of which are beyond our control, including the general economic and capital market conditions, credit availability from banks or other lenders, investors' confidence in us and our operating and financial performance. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all. In the event that financing is not available or is not available on terms acceptable to us, our business, results of operations and growth prospects may be adversely affected.

We may face claims from our customers

We may face claims from our customers due to personal injuries or even fatal accidents related to the use of Merpati Putih. Our business and financial position will be adversely affected if we have to pay a significant amount of compensation or spend a significant amount of resources on legal costs in the event of legal proceedings. Our reputation may also be adversely affected as a result of such proceedings.

Our insurance coverage may not be sufficient to cover all losses or potential claims

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events which are not covered or inadequately covered by our insurance, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss.

In addition, we have not maintained insurance policies against losses arising from our environmental liabilities, business interruption, industrial accidents, work stoppages, civil unrest or other activities. Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

RISKS RELATED TO THE OFFERING

Offering price of the Securities is not an accurate reflection of their value
We cannot assure that the offering price of the Membership Units of Vibravision, LLC (the "Securities") will be an accurate reflection of their value. The offering price of the Securities is arbitrarily determined by us taking into account our prospects, all as assessed by our management. The offering price should not be regarded as an indication of any future price of the Securities, and bears no relationship to our assets, earnings, net tangible book value, or any other traditional criteria of value.

There has been no representation of investors in the preparation of this offering. We have not obtained an independent opinion on behalf of prospective investors regarding the fairness of the terms on which the Securities are offered hereby. Prospective investors will be relying on the disclosures set forth herein and the additional materials it refers to directly, and on the business and investment background and experience of themselves and any advisors engaged by them, as the basis for their investment decision.

We have the right to, and expect to, issue additional shares or sell stock in isolated transactions
We have the right to, and expect to, issue additional units or sell stock in isolated transactions. Our board of directors has authority, without action or vote of our shareholders. Any such issuance will dilute the percentage of return to Investors.

Restrictions on transferability of securities
Restrictions on transferability of securities will limit the ability of purchasers to transfer their Securities. Specially, the Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless certain conditions are met, as described in ***Restrictions on Transfer of the Securities Being Offered*** on this Form C.

The Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. In addition, the Securities are subject to restrictions on transfer under applicable state securities laws under which such securities are sold in reliance on certain exemptions or under the provisions of certain qualifications. As restricted securities, the securities may not be sold in the absence of registration or the availability of an exemption from such registration requirements.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our Membership Units. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our Membership Units, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the value of our Membership Units.

Appendix C - MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

of

VIBRAVISION, LLC

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Vibravision, LLC, a company organized and existing under the laws of the State of Utah ("Vibravision" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Vibravision has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the membership units of Vibravision (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, Vibravision hereby issues to the Subscriber, and the Subscriber hereby subscribes from Vibravision **[Shares Subscripted] Units**, at a Per Units Price equal to **$2.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Vibravision as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Vibravision 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Vibravision and such decision is based upon a review of the Form C which has been filed by Vibravision with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Vibravision in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Vibravision;

c. the Subscriber acknowledges and accepts the fact the owners of the Units are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Vibravision;

d. Vibravision is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Vibravision from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Vibravision and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Vibravision in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Vibravision in connection therewith;

f. the Subscriber acknowledges that Vibravision has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Vibravision shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Vibravision is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Vibravision (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Vibravision is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Vibravision is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Vibravision and depends on the advice of its legal and financial advisors and agrees that Vibravision will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Vibravision; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Vibravision. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Vibravision and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Vibravision to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the “Closing”) shall take place at 31 Mar 2019, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Vibravision shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

____

[Signature Code:]

Name: [Subscriber Legal Name]

Email: [Subscriber Email]

Date: [Date of Signing]

Issuer Signature:

Nathan Zeleznick

____

Name: Nathan Zeleznick

Title: CEO

Vibravision, LLC

Appendix D - FINANCIAL STATEMENTS

MANAGEMENT CERTIFICATION
OF
THE FINANCIAL STATEMENTS

I, Nathan Zeleznick, the CEO of Vibravision, LLC hereby certify that:

(1) the financial statements of the Company included in this Form are true and complete in all material respects; and

(2) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal years ended 31 December 2019, 31 December 2018 respectively.

Nathan S Zeleznick

Nathan Zeleznick
CEO, Vibravision, LLC
24 Apr 2020

VIBRAVISION, LLC		
Balance Sheet (Unaudited)		
Period Ending	**31 Dec 2019**	**31 Dec 2018**
ASSETS		
Current Assets:		
Cash	17,449	24,914
Petty Cash	41	41
Total Cash	17,490	24,955
Total Current Assets	17,490	24,955
Property and equipment		
Less accumulated depreciation	-	-
Net property and equipment	-	-
Other assets		
Due from Owner	-	-
TOTAL ASSETS	17,490	24,955
LIABILITIES		
Current Liabilities:		
Accounts Payable	-	-
Other Liability	-	-
Total Current Liabilities	**-**	**-**
Total Liabilities	**-**	**-**
EQUITY		
Opening Balance Equity	101	100
Owner Equity Accounts	29,999	29,999
Retained Earnings	(12,610)	(2,802)
Total Equity	17,490	27,297
TOTAL LIABILITIES & EQUITY	17,490	24,955

VIBRAVISION, LLC **Profit and Loss Statement** **(Unaudited)**		
Period	**Jan to Dec, 2019**	**Jan to Dec, 2018**
Income	58,142	48,597
Total Income	**58,142**	**48,597**
Cost of Goods Sold	**0**	**0**
Gross Profit	58,142	48,597
Expense		
Advertising and Promotion	1,941	2,580
Bank Service Charges	15	237
Charitable Donations 100	-	100
Computer and Internet Expenses	879	2,760
Continuing Education	2,380	-
Dues and Subscriptions	4,875	3,342
Equipment and Hardware	1,089	-
Marketing	82	-
Meals and Entertainment	1,017	544
Office Supplies	32	41
Payroll Expenses	26,000	-
Postage & Shipping	153	146
Professional Fees	7,642	345
Rent Expense	20,000	25,000
Research and Development	10,456	-
Software and Programming	935	763
Taxes and Licensing	231	214
Training Materials	804	3,800
Travel Expense	6,554	10,941
Uniform and Clothing	295	586
Total Expense	**85,380**	**51,399**
Net Ordinary Income	(27,238)	(2,802)
Other Income / Expense		
Other Income / Expense	0	0
Total Other Income	**15,000**	**0**
Net Income	**(12,238)**	**(2,802)**

VIBRAVISION, LLC		
Statement of Cash Flows		
(Unaudited)		
Period	**Jan to Dec, 2019**	**Jan to Dec, 2018**
Operating Activities		
Net income	(12,238)	(2,802)
Depreciation and Amortization	-	-
Changes in Accounts Payable	-	-
Other Items	4,773	-
Net Operating Cash Flow	**(7,465)**	**(2,802)**
Investing Activities		
Leasehold Improvement	-	-
Machine	-	-
Net Investing Cash Flow	**-**	**-**
Financing Activities		
Loans from Shareholders	-	-
Owners Equity & Other Financing	-	-
Net Financing Cash Flow	**0**	**0**
Net Change in Cash	**(7,465)**	**(2,802)**
Cash at beginning of period	**24,955**	**27,757**
Cash at the end of the period	**17,490**	**24,955**

VIBRAVISION, LLC
Statement of Changes in Equity (Unaudited)

	Share Capital	Retained Earnings	Revaluation Surplus	Total Equity
Balance at 31 Dec 2017				**27,757**
Changes in equity for the year 2018				
Owner Contribution				
Income for the year		(2,802)		
Other Income				
Dividends				
Balance at 31 December 2018				24,955
Changes in equity for the year 2019				
Owner Contribution				
Income for the year		(12,238)		
Other Income		4,773		
Dividends				
Balance at 31 December 2019				17,490

VIBRAVISION. LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31.2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Vibravision. LLC (Company) provides training courses to individuals including energy budding exercises, meditations, and breathing techniques.

Revenue Recognition
Revenue is recognized on the accrual basis but there are no outstanding payments at the end of either period under review. Invoicing, payments, and services provided happen within the same reporting period

Accounts Receivable
The Company does not have an accounts receivable balance as of December 31. 2019 and 2018. As mentioned under Revenue Recognition, invoicing and payments happen within the same reporting period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. No estimates were necessary in this reporting period.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers cash in bank accounts and cash on hand as cash and cash equivalents.

Marketing and Promotion
Marketing and promotion costs are expensed as incurred.

Income Taxes
Vibravision, LLC operates as a flow-through entity for income tax purposes. As a flow-through entity, income tax liabilities are paid by the owners. No income tax estimates have been provided.

Inventory
There is no inventory accounted for and or used in the business operations. Interest Paid For the years under review, there was no interest paid or accrued.

Property and Equipment
Property and equipment are stated at cost when acquired. Currently, there is no property or equipment on the business financial statements. Depreciation is computed using various methods based on the estimated useful lives of the assets ranging from 3 to 39 years.
With the exception of certain major items, expenditures for maintenance and repairs are expensed as incurred. The capitalization limit is $500. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts.

NOTE 2 - RELATED PARTY TRANSACTIONS

Rent Expense During the 2018 review period, there was $25,000 of rent expense. This was paid to a related party, MP USA. One of the owners of the Company is also an owner of MP USA.

NOTE 3 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued which was April 21, 2020.

As required by Regulation Crowdfunding Rule § 227.201 (t), if financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements. Since the Company's financial statements of fiscal year 2018 were reviewed by an independent public accountant, we attached the complete CPA reviewed financial statements as follows:

VIBRAVISION, LLC

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2018

BEMENT & COMPANY
Certified Public Accountants

39 E Eagle Ridge Dr., Ste. 200
North Salt Lake, UT 84054
Ph: 801-936-1900
Fx: 801-936-1901

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 21, 2019

To Management
Vibravision, LLC

Salt Lake City, Utah

We have reviewed the accompanying financial statements of Vibravision, LLC, which comprise the balance sheets as of December 31, 2018, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

VIBRAVISION, LLC

BALANCE SHEET
AS OF DECEMBER 31, 2018

ASSETS		
		December 31, 2018
Current assets		
Cash	$	24,914
Petty Cash		41
Total current assets		**24,955**
Property and equipment		-
Less accumulated depreciation		-
Net property and equipment		-
Other assets		
Due from Owner		-
Total other assets		-
Total assets	$	**24,955**

LIABILITIES AND SHAREHOLDERS' EQUITY		
		December 31, 2018
Current liabilities		-
Total liabilities		-
Shareholders' equity		
Opening Balance Equity		100
Owner Equity Accounts		29,999
Retained earnings		(5,144)
Total stockholders' equity		**24,955**
Total stockholders' equity and liabilitie	$	**24,955**

VIBRAVISION, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

		December 31, 2018
Revenues		
Total Sales	$	48,597
Total revenue		**48,597**
Operating expenses		
Advertising and Promotion		2,580
Bank Card Charges		237
Charitable Donations		100
Computer and Internet Expenses		2,760
Dues and Subscriptions		3,342
Meals and Entertainment		544
Office Supplies		41
Postage & Shipping		146
Professional Fees		345
Rent Expense		25,000
Software & Programming		763
Taxes and Licensing		214
Training Materials		3,800
Travel Expense		10,941
Uniform & Clothing		586
Total operating expenses		51,399
Net income (loss)	**$**	**(2,802)**

VIBRAVISION, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

	December 31, 2018
Cash flows from operating activities	
Net income:	$ (2,802)
Adjustments to reconcile net loss to net cash used in operating activities	
Amortization	-
Depreciation	-
Changes in other assets and liabilities	
Decrease in accounts receivable	
Decrease in security deposit	-
(Decrease) increase in accounts payable	
Decrease in accrued payroll	
Increase in other accrued liabilities	
Decrease in prepaid services	
Net cash provided by (used in) operating activities	**(2,802)**
Cash flows from investing activities	
Cash loaned to related party	
Disposal of property and equipment	
Net cash provided by (used in) investing activities	-
Cash flows from financing activities	
Net cash provided by (used in) financing activities	-
Net increase (decrease) in cash	(2,802)
Cash at beginning of period	27,757
Cash at end of period	**$ 24,955**

Unaudited financial statements - see accompanying notes and independent accountant's review report

VIBRAVISION, LLC

STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Total
Balance at December 31, 2017	**$ 27,757**
Add: Net income (loss)	(2,802)
Owner Contributions (distributions)	-
Balance at December 31, 2018	**$ 24,955**

VIBRAVISION, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Vibravision, LLC (Company) provides training courses to individuals including energy building exercises, meditations, and breathing techniques. The Company has relatively few accounts and uses a related party, Angie Anderson, as the bookkeeper.

Revenue Recognition

Revenue is recognized on the accrual basis but there are no outstanding payments at the end of either period under review. Invoicing, payments, and services provided happen within the same reporting period

Accounts Receivable

The Company does not have an accounts receivable balance as of December 31, 2018. As mentioned under Revenue Recognition, invoicing and payments happen within the same reporting period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. No estimates were necessary in this reporting period.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash in bank accounts and cash on hand as cash and cash equivalents.

Marketing and Promotion

Marketing and promotion costs are expensed as incurred. Total marketing and promotion expenses for the years ended December 31, 2018 were $2,580.

Income Taxes

Vibravision, LLC operates as a flow through entity for income tax purposes. As a flow through entity, income tax liabilities are paid by the owners. No income tax estimates have been provided.

Inventory

There is no inventory accounted for and/or used in the business operations.

Interest Paid

For the years under review, there was no interest paid or accrued.

Property and Equipment

Property and equipment are stated at cost when acquired. Currently, there is no property or equipment on the business financial statements. Depreciation is computed using various methods based on the estimated useful lives of the assets ranging from 3 to 39 years. With the exception of certain major items, expenditures for maintenance and repairs are expensed as incurred. The capitalization limit is $500. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts,

NOTE 2 - RELATED PARTY TRANSACTIONS

Rent Expense

During the 2018 review period, there was $25,000 of rent expense. This was paid to a related party, MP USA. One of the owners of the Company is also an owner of MP USA.

NOTE 3 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued which was May 21, 2019.